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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



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                                                       SEC FILE NUMBER
                                                           0-20600
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                                                         CUSIP NUMBER
                                                           98975W104
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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q    [ ] Form N-SAR


For Period Ended: June 30, 2005


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA


         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)


         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 without unreasonable effort or expense due to unanticipated delays in resolving certain financial reporting issues relating to the reporting of fully diluted loss per share after giving effect to certain convertible debt and warrants issued by the Registrant.


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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

                  KEVIN SCHOTT            (314)          291-5110
                    (Name)             (Area Code)   (Telephone Number)


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         (2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ ] Yes     [X] No

         The Registrant is required to file an amendment to its Annual Report on Form 10-K/A for the fiscal year ended September 30, 2004, and amendments to its Quarterly Reports on Form 10-Q/A for the periods ended June 30, 2004 and December 31, 2004.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously reported by the Registrant, on May 20, 2005, the Registrant concluded that its financial results for the fiscal year ended September 30, 2004 and interim periods ended March 31, June 30, September 30 and December 31, 2004 would be restated to reflect additional non-operating gains and losses related to the classification and accounting for the conversion feature and the related warrants to purchase the Registrant's common stock associated with convertible debt issued by the Registrant in January, March and October 2004 and the amortization expense associated with the related debt discount. In connection with the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the "Form 10-Q"), the Registrant encountered unanticipated delays in resolving these financial reporting issues as they relate to the reporting of fully diluted loss per share for the quarters ended June 30, 2005 and 2004.

         The Registrant anticipates that the consolidated statements of operations included in its third quarter Form 10-Q will report net sales of approximately $19.7 million for the three months ended June 30, 2005, representing an increase of approximately $6.4 million from net sales of $13.3 million reported by the Registrant for the three months ended June 30, 2004. The increase in net sales was primarily the result of increased carbon fiber sales, reflecting continued increases in wind energy sales and a general increase in overall demand from prior years. The Registrant anticipates that operating loss from continuing operations for the three months ended June 30, 2005 will be approximately $1.2 million, as compared to operating loss from continuing operations of $0.6 million for the three months ended June 30, 2005. The increase in operating loss was primarily as a result of start-up costs and inefficiencies of the Registrant's Abilene, Texas facility carbon fiber lines and precursor lines in Hungary that did not produce enough product to cover increased fixed costs.


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         The Registrant anticipates that the consolidated statements of operations included in its second quarter Form 10-Q will report net sales of approximately $49.0 million for the nine months ended March 31, 2005, representing an increase of approximately $16.0 million from net sales of $33.0 million reported by the Registrant for the nine months ended June 30, 2005. The increase in net sales was primarily the result increases carbon fiber sales, reflecting continued increases in wind energy sales and a general increase in overall demand from prior years. The Registrant anticipates that the consolidated statements of operations included in its Form 10-Q will report operating loss from continuing operations for the nine months ended June 30, 2005 of approximately $5.0 million, as compared to operating loss from continuing operations of $4.6 million reported for the nine months ended June 30, 2004.




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                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 10, 2005                 By /s/ Kevin Schott
                                          ----------------------------------
                                          Kevin Schott





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